UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HOSTESS BRANDS, INC.

(Name of Subject Company)

HOSTESS BRANDS, INC.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44109J106

(CUSIP Number of Class of Securities)

Jolyn J. Sebree

Senior Vice President, General Counsel and Secretary

Hostess Brands, Inc.

7905 Quivira Road

Lenexa, Kansas 66215

(816) 701-4600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Howard Kenny

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Telephone: (212) 309-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2023, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on October 24, 2023 (as it may be further amended and supplemented from time to time, the “Schedule 14D-9”), and relates to the exchange offer by SSF Holdings, Inc., a Delaware corporation (“Purchaser”) and a direct, wholly owned subsidiary of The J. M. Smucker Company, an Ohio corporation (“Smucker”), to purchase all of the issued and outstanding shares of Class A common stock, par value $0.0001 per share, of Hostess Brands, Inc. (referred to herein as the “Company,” “Hostess Brands,” “we,” “us,” and “our”).

The following amended and/or supplemented disclosures will not affect the consideration to be received by stockholders of Hostess Brands in connection with the Offer or the timing of the Offer, which will expire at one minute past 11:59 P.M., Eastern Time, November 6, 2023, unless the Offer has been extended to a subsequent date and time in accordance with the terms of the Merger Agreement.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended and/or supplemented to the extent specifically provided herein.

Explanatory Note:

As previously disclosed, certain complaints, referred to in the Schedule 14D-9 as the “Federal Complaints” and the “State Complaint” and collectively as the “Offer Litigation,” have been filed by purported stockholders of Hostess Brands.

The Federal Complaints allege, among other things, that the defendants violated Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act, as well as Rule 14d-9 promulgated thereunder, by omitting or misrepresenting certain allegedly material information from the Schedule 14D-9. The Federal Complaints further allege that such omissions and misrepresentations rendered the Schedule 14D-9 materially incomplete, false, and/or misleading. The State Complaint asserts, among other things, (a) a claim against Smucker for violation of the Kansas Uniform Securities Act, and (b) claims against Hostess Brands, the members of its Board, and Smucker under Kansas common law for (i) negligent misrepresentation and concealment and (ii) negligence. The State Complaint further alleges that the Schedule 14D-9 and the Offer to Exchange are deceptive because they omit material facts which render them incomplete and misleading.

Hostess Brands has also received certain stockholder demand letters (collectively, the “Demand Letters”), which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.

Hostess Brands believes that the allegations in the Offer Litigation and Demand Letters lack merit, that no supplemental disclosure is required under applicable laws, and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to moot certain of the disclosure claims in the Offer Litigation and Demand Letters, to avoid the risk that lawsuits may delay or otherwise adversely affect the Offer and/or the Merger, and to minimize the expense of defending such actions, Hostess Brands has filed this Amendment to voluntarily add certain supplemental disclosures related to the Offer and the Merger, all of which are set forth below and should be read in conjunction with the Schedule 14D-9 in its entirety. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. Notwithstanding the foregoing, the amended and supplemented disclosure related to Item 8 of the Schedule 14D-9 set forth in this Amendment is unrelated to the allegations in the Offer Litigation and the Demand Letters.

For clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed out text~~.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The following language is added as a new second paragraph of “Potential for Future Arrangements” (which is on page 13) in the subsection entitled “Arrangements with Current Executive Officers, Directors and Affiliates of Hostess Brands” of Item 3 of the Schedule 14D-9:

“Smucker has engaged, and is continuing to engage, in discussions with certain executive officers of Hostess Brands regarding potential employment or consulting arrangements with Smucker or one or more of its affiliates subject to and following the consummation of the Merger.”

Item 4. The Solicitation or Recommendation.

The following language is added to the third paragraph of “Discounted Cash Flow Analysis” (which begins on page 44) in the subsection entitled “Opinion of the Financial Advisor to the Board” of Item 4 of the Schedule 14D-9:

“Morgan Stanley calculated terminal values for Hostess Brands by applying a range of multiples of NTM Adjusted EBITDA of 12.0x to 15.0x, based on Morgan Stanley’s professional judgment, to the estimated NTM Adjusted EBITDA of Hostess Brands as of December 31, 2028. The resulting calculated terminal value range was approximately $6.0 billion (at 12.0x) to $7.5 billion (at 15.0x). Morgan Stanley discounted the Unlevered Free Cash Flows and terminal value to present value as of June 30, 2023, using mid-year convention and a range of discount rates from 7.6% to 8.9%, which were selected based on Morgan Stanley’s professional judgment to reflect an estimate of Hostess Brands’ weighted average cost of capital (“WACC”). To calculate the implied equity value, Morgan Stanley then adjusted the discounted value of Unlevered Free Cash Flows and terminal value by subtracting the net debt as of June 30, 2023, of $886 million and an estimated early termination repayment amount related to the Tax Receivable Agreement of $85 million as provided by management of Hostess Brands on September 5, 2023. To calculate the implied per share equity value, Morgan Stanley then divided the implied equity value by the number of fully diluted shares of Hostess Brands Common Stock outstanding as of August 31, 2023, as provided by management of Hostess Brands using the treasury stock method.”

The following language is added to or deleted from (as applicable) the last paragraph of “General” (which is on page 46) in the subsection entitled “Opinion of the Financial Advisor to the Board” of Item 4 of the Schedule 14D-9:

“In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services for Hostess Brands and have received ~~certain fees~~ aggregate fees of less than approximately $1 million from Hostess Brands in connection with such financial advisory and financing services ~~provided to such entities~~. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have not received any fees from Smucker in connection with financial advisory or financing services provided to such entities. Morgan Stanley and its affiliates may also seek to provide financial advisory and financing services to Smucker and Hostess Brands and their respective affiliates in the future and would expect to receive fees for the rendering of these services.”

The following is added as a new sixth paragraph of the subsection entitled “Certain Hostess Brands Management Projections” of Item 4 of the Schedule 14D-9 following the current fifth paragraph thereof (which is on page 47):

“Certain of the Projections were prepared on a non-generally accepted accounting principles (non-GAAP) basis, and Hostess Brands management did not include in the Projections a reconciliation to the most directly comparable GAAP financial measure because of, among other things, the inherent difficulty in forecasting and quantifying certain amounts that would be necessary for such reconciliation.”

The following language is added to the table and corresponding footnotes (which begin on page 47 and continue onto page 48) in the subsection entitled “Certain Hostess Brands Management Projections” of Item 4 of the Schedule 14D-9:

“Projections (dollars in millions except per share amounts)(1)

	2023	2024	2025	2026	2027	2028
Net Revenue	$1,423	$1,523	$1,617	$1,710	$1,801	$1,898
Gross Profit	497	542	591	634	676	721
Selling, General and Administrative Costs	223	247	268	287	308	328

Adjusted EBITDA(2)	325	356	391	419	445	473
Adjusted EPS(3)	1.13	1.25	1.40	1.52	1.66	1.82
Free Cash Flow(4)	61	203	230	211	269	276

(1)

This table reflects selected measures from the Projections for the fiscal years 2023 through 2028, as provided by Hostess Brands management to the Board and to Morgan Stanley, the Board’s financial advisor, in connection with the rendering of its opinion described under “—Opinion of the Financial Advisor to the Board.” The Projections were also provided to Smucker and certain other prospective acquirers of Hostess Brands in connection with their respective due diligence reviews of Hostess Brands.

(2)

Adjusted EBITDA is defined for purposes of the Projections as net income adjusted to exclude (i) interest expense, net, (ii) depreciation and amortization, (iii) income taxes and (iv) share-based compensation, as further adjusted to eliminate the impact of certain items that Hostess Brands does not consider indicative of its ongoing operating performance. Adjusted EBITDA is a non-GAAP financial measure and has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of Hostess Brands’ results as reported under GAAP.

(3)

Adjusted EPS reflects diluted earnings per share assuming 134.5 million outstanding shares of Hostess Brands Common Stock adjusted to eliminate the impact of certain items that Hostess Brands does not consider indicative of its ongoing operating performance. Adjusted EPS is a non-GAAP financial measure and has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of Hostess Brands’ results as reported under GAAP.

(4)

Free Cash Flow (as calculated by Hostess Brands) is defined for purposes of the Projections as cash flow from operations in accordance with GAAP less capital expenditures and payments under the Tax Receivable Agreement. Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. In calculating free cash flows for purposes of the Projections, Hostess Brands management made certain assumptions related to capital investment requirements and working capital metrics. In addition, the Board and Morgan Stanley, in connection with the rendering of its opinion described under “—Opinion of the Financial Advisor to the Board” considered “Unlevered Free Cash Flow” (as calculated by Morgan Stanley), which is derived from Free Cash Flow and defined as Free Cash Flow less stock-based compensation, plus payments under the Tax Receivable Agreement, plus levered taxes, less unlevered taxes and plus interest. Unlevered Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. In calculating Unlevered Free Cash Flow, Hostess Brands management and Morgan Stanley made certain assumptions related to capital investment requirements and working capital metrics. Such calculations were reviewed and approved by management of Hostess Brands. Unlevered Free Cash Flow (as calculated by Morgan Stanley) for the second half of 2023 and 2024 – 2028 is set forth below (in millions):

	2H 2023	2024	2025	2026	2027	2028
Unlevered Free Cash Flow (as calculated by Morgan Stanley)	$48	$222	$250	$235	$290	$292	”

Item 8.	Additional Information.

The following language is added to or deleted from (as applicable) the third and fourth paragraphs under “Canada Antitrust Compliance” (which is on page 58) in the subsection entitled “Regulatory Approvals” of Item 8 of the Schedule 14D-9:

“Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that, subject to certain exceptions, the Commissioner did not issue an ARC in respect of the merger. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of some or all of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. ~~There can be no assurance that a challenge to the Offer and the Merger under the Competition Act will not be made or, if such challenge is made, what the result of such challenge will be.~~

Purchaser’s acquisition of shares of Hostess Brands Common Stock in the Offer and the Merger is a Notifiable Transaction. It is a condition to closing that either (i) the Commissioner have issued an ARC or (ii) the waiting period(s) described above shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and in either case the Commissioner shall have issued a No Action Letter (“Competition Act Approval”). Purchaser and Hostess Brands filed a request to the Commissioner for an ARC or, in the alternative, a No Action Letter and waiver under paragraph 113(c) of the Competition Act in connection with the purchase of shares of Hostess Brands Common Stock in the Offer and the Merger on September 22, 2023, and filed their respective notifications containing the information prescribed pursuant to subsection 114(1) of the Act with the Commissioner on the same date. The waiting period applicable to the Offer and the Merger under the Competition Act expired effective October 23, 2023 at 11:59 P.M., New York City Time, and on October 27, 2023, Smucker received confirmation that the Commissioner does not intend to challenge the Offer and the Merger under the Competition Act. Accordingly, the condition to the Offer relating to the expiration or termination of the Competition Act waiting period has been satisfied, and the condition to the Offer and the Merger that the Commissioner shall have confirmed in writing that he does not intend to challenge the Offer and the Merger has been satisfied. ~~The condition to the Offer relating to confirmation that the Commissioner does not intend to challenge the Offer and the Merger remains outstanding.~~”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2023	Hostess Brands, Inc.

	By:	/s/ Andrew P. Callahan
Name: Andrew P. Callahan
Title: President and Chief Executive Officer